UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                       Metropolitan Health Networks, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

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                                 (CUSIP Number)

                                Norman H. Pessin
                          366 Madison Avenue-14th Floor
                            New York, New York 10017
                                 (212) 661-2670

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     8/25/08
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

                                Page 1 of 6 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 2 of 6 Pages

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1)    Names of Reporting Persons, S.S or I.R.S. Identification Nos of Above
      Persons:

      a) SEP IRA F/B/O Norman H. Pessin ###-##-####
      b) Sandra Pessin ###-##-####
      c) Norman Pessin ###-##-####
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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) N/A
      (b) N/A
      (c) N/A
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3)    SEC Use Only


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4)    Source of Funds (See Instructions)

      PF
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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      of 2(e)


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6)    Citizenship or Place of Organization: USA

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                  7)    Sole Voting Power:   a) 2,140,534
                                             b) 914,883
                                             c) 185,000
  Number of       -------------------------------------------------------------
    Shares        8)    Shared Voting Power: ___________
 Beneficially
owned by each
  Reporting       -------------------------------------------------------------
 Person with      9) Sole Dispositive Power: a) 2,140,534
                                             b) 914,883
                                             c) 185,000
                  -------------------------------------------------------------
                  10)   Shared Dispositive Power: _____________


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11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      a) 2,140,534
      b) 914,883
      c) 185,000
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12)   Check if the Aggregate Amount in Row (11) Excludes certain shares:

      N/A
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13)   Percent of Class Represented by Amount in Row (11):

      (a) 4.11%
      (b) 1.75%
      (c) 0.0035%
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14)   Type of Reporting Person (See Instructions):

      SEP IRA and IN
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                                Page 3 of 6 Pages

ITEM 1: IDENTITY AND BACKROUND

                          1) SEP IRA F/B/O 366 Madison
                             Avenue-14th Floor
                             New York, New York 10017

                          2) Sandra F. Pessin 366 Madison
                             Avenue-14th Floor New York, New
                             York 10017

                          3) Norman Pessin
                             366 Madison Avenue-14th Floor
                             New York, New York 10017


Principal Occupation:     1) N.A.
                          2) Housewife
                          3) Retired

Criminal convictions:     1) N.A.
                          2) None
                          3) None

Civil proceedings:        1) N.A.
                          2) None
                          3) None

Citizenship:              1) N.A.
                          2) United States
                          3)United States

ITEM 3: SOURCE AND AMOUNT OF FUNDS

      SEP IRA F/B/O Norman H. Pessin purchased a total of 2,140,534 shares on the following dates, amounts and prices:

Date                 Number of Shares          Price per share
12/12/2003                  25,400                   0.660
12/15/2003                 150,000                   0.630
12/16/2003                  25,000                   0.595
12/29/2003                  50,000                   0.755
01/06/2004               1,258,372                   0.685
03/24/2004                  50,000                   0.990
04/14/2004                   6,500                   0.980
04/16/2004                 100,000                   0.940
04/20/2004                  69,500                   0.940
04/21/2004                  12,000                   0.940
05/25/2004                  25,000                   0.870
06/25/2004                  15,000                   0.860
06/29/2004                  10,000                   0.860
03/03/2005                  50,000                   2.630
04/13/2007                  25,000                   1.951
05/29/2007                  10,000                   1.752
07/24/2007                  25,000                   1.840
04/14/2008                  20,000                   2.081
04/30/2008                  14,862                   2.180
05/06/2008                     600                   2.013
07/01/2008                  50,000                   1.750
07/02/2008                  50,000                   1.750
07/29/2008                  23,300                   2.126
07/31/2008                  50,000                   2.180
08/07/2008                  25,000                   2.031

TOTAL                    2,140,534

      The total amount paid for shares is $1,999,001

      Sandra Pessin purchased a total of 914,883 shares on the following dates, amounts and prices:

Date                  Number of Shares          Price per share
11/19/2003                 100,000                   0.568
11/20/2003                 120,000                   0.573
11/21/2003                 125,000                   0.583
11/25/2003                  40,000                   0.645
12/01/2003                 220,883                   0.685
12/03/2003                  40,000                   0.705
12/04/2003                  20,000                   0.715
12/09/2003                  24,000                   0.685
12/10/2003                  10,000                   0.668
03/01/2007                  50,000                   2.250
03/02/2007                  50,000                   2.150
03/28/2007                  50,000                   2.100
04/26/2007                   4,100                   1.805
04/27/2007                  10,900                   1.801
06/24/2008                  50,000                   1.700

TOTAL                      914,883

      The total amount paid for is $878,261.

      Norman H. Pessin purchased a total of 185,000 shares on the following dates, amounts and prices:

Date                  Number of Shares           Price per share
05/18/2004                  50,000                   0.900
03/04/2008                  50,000                   2.397
03/10/2008                  30,000                   2.381
03/12/2008                  20,000                   2.300
03/14/2008                  35,000                   2.290

TOTAL                      185,000

      The total amount paid for shares is $362,462.


                                Page 4 of 6 Pages

ITEM 4: PURPOSE OF TRANSACTION

      The shares were purchased for investment. Each filer reserves the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

      (a) SEP IRA F/B/O Norman H. Pessin owns 2,140,534 shares of the Issuer's Common Stock, constituting thereof.

      (b) SEP IRA F/B/O Norman H. Pessin has sole power of disposition over 2,140,534 shares and sole power to vote the 2,140,534 shares.

      (c) SEP IRA F/B/O Norman H. Pessin purchased 2,140,534 the shares in open market transactions.

      (d) Not Applicable

      (e) Not Applicable

      (a) Sandra F. Pessin owns 914,883 shares of the Issuer's Common Stock, constituting thereof.

      (b) Sandra F. Pessin has sole power of disposition over 914,883 shares and sole power to vote the 914,883 shares.

      (c) Sandra F. Pessin purchased the 914,883 shares in open market transactions.

      (d) Not Applicable

      (e) Not Applicable

(a) Norman H. Pessin owns 185,000 shares of the Issuer's Common Stock, constituting thereof.

      (b) Norman H. Pessin has sole power of disposition over 185,000 shares and sole power to vote the 185,000 shares.

      (c) SEP IRA F/B/O Norman H. Pessin purchased 185,000 the shares in open market transactions.

      (d) Not Applicable

      (e) Not Applicable

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      N/A


                                Page 5 of 6 Pages

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Signature:   /s/ Norman H. Pessins
            ----------------------------------
                 SEP IRA F/B/O Norman H. Pessin


Signature:   /s/ Sandra F. Pessin
            ----------------------------------
                 Sandra F. Pessin


Signature:   /s/ Norman H. Pessin
            ----------------------------------
                 Norman H. Pessin

August 25, 2008


                                Page 6 of 6 Pages